Filed pursuant to Rule 433

Registration No. 333-232626

Final Term Sheet

Issuer:	Province of Ontario

Existing Long-Term Issuer Ratings[1]:	S&P: AA-; Moody’s: Aa3; Fitch: AA-; DBRS: AA

Title:	4.850% Bonds due June 11, 2035

Aggregate Principal Amount:	US$2,000,000,000

Denominations:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Trade Date:	June 3, 2025

Issue Date (Settlement Date):	June 11, 2025 (T+6)

Maturity Date:	June 11, 2035

Interest Payment Dates:	June 11 and December 11 of each year, commencing December 11, 2025. Interest will accrue from June 11, 2025.

Spread to Treasury:	+42.54 basis points

Spread to Mid-Swaps:	+95 basis points

Benchmark Treasury:	UST 4.250% due May 15, 2035

Treasury Spot/Yield:	98-17+ / 4.432%

Yield to Maturity:	4.857% semi annual

Interest Rate:	4.850%

Public Offering Price:	99.945% plus accrued interest from June 11, 2025, if settlement occurs after that date

Day Count Convention:	30/360

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Underwriters:	Barclays Bank PLC BMO Capital Markets Corp. CIBC World Markets Corp. Scotia Capital (USA) Inc.

Prospectus and Prospectus Supplement:	Prospectus dated August 23, 2019, and Preliminary Prospectus Supplement dated June 3, 2025.

https://www.sec.gov/Archives/edgar/data/74615/000119312525133824/d934026d424b2.htm

UK MiFIR Product Governance:	Professional Clients & Eligible Counterparties

CUSIP# / ISIN#:	683234C97 / US683234C978

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Professional Segment of the Luxembourg Stock Exchange’s Euro MTF Market may be completed upon or following settlement on a reasonable efforts basis.

Settlement:	We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is six business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next four succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next four succeeding business days should consult their own adviser.

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, BMO Capital Markets Corp. at 1-866-864-7760, CIBC World Markets Corp. at 1-800-282-0822 or Scotia Capital (USA) Inc. at 1-800-372-3930.

United Kingdom Legend:

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”).

This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that the requirement under the UK Prospectus Regulation and the FSMA to produce or publish a prospectus for offers of Bonds does not apply. The prospectus supplement and the base prospectus do not constitute a prospectus for the purposes of the UK Prospectus Regulation and the FSMA.

The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

European Economic Area Legend:

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of the Bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of the Bonds. Accordingly, any person making or intending to make any offer within a Member State of the Bonds which are the subject of an offering contemplated in the prospectus supplement and the base prospectus may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of the Bonds shall require the Issuer or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Neither the Issuer nor any underwriter has authorized, nor do they authorize, the making of any offer of the Bonds to any legal entity which is not a qualified investor as defined in the Prospectus Regulation.

Neither the Issuer nor any underwriter have authorized, nor do they authorize, the making of any offer of the Bonds through any financial intermediary, other than offers made by the relevant underwriter which constitute the final placement of the Bonds contemplated in the prospectus supplement.

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Swiss Legend:	This document is not intended to constitute an offer to the public or solicitation to purchase or invest in the Bonds. The Bonds have not been and will not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) always except (i) to investors that qualify as professional clients within the meaning of the FinSA or (ii) in any other circumstances falling within article 36 para. 1 of the FinSA (together “Exempt Offerings”). The Bonds have not been and will not be admitted to any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the Bonds constitutes a prospectus pursuant to the FinSA. This document has not been and will not be reviewed or approved by a Swiss review body and does not comply with the disclosure requirements applicable to a prospectus pursuant to the FinSA. Save for Exempt Offerings, neither this document nor any other offering or marketing material relating to the Bonds may be publicly distributed or otherwise made publicly available in Switzerland.

Italy Legend:	The offering of the Bonds has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and accordingly, no Bonds may be offered, sold or delivered, directly or indirectly, nor may copies of this document, the prospectus supplement or of any other document related to the Bonds be distributed in the Republic of Italy except: (a) to qualified investors (investitori qualificati), as defined pursuant to Article 2 of the Prospectus Regulation and any applicable provision of the FSMA and Italian CONSOB regulations; or (b) in other circumstances which are exempted from the rules on public offerings pursuant to Article 1 of the Prospectus Regulation and the applicable Italian laws and regulations. Any offer, sale or delivery of any Bonds or distribution of copies of this document, the prospectus supplement or the base prospectus or any other document relating to any Bonds in Italy must: (a) be made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018 (as amended from time to time) and Legislative Decree No. 385 of September 1, 1993, as amended (the “Banking Act”); and (b) comply with all Italian securities, tax, exchange control and any other applicable laws and regulations or requirement imposed by CONSOB, the Bank of Italy (including the reporting requirements, where applicable), pursuant to Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time and/or any other competent authority.

OTHER:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER ELECTRONIC COMMUNICATION SYSTEM.